SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) of
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

and

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CREATIVE HOST SERVICES, INC.

(Name of Subject Company (Issuer))

YORKMONT FIVE, INC.

(Offeror)

COMPASS GROUP USA INVESTMENTS, LLP

(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK
NO PAR VALUE
(Title of Class of Securities)

22527P 10 2
(Cusip Number of Class of Securities)

Johnny C. Taylor, Jr., Esq.
Executive Vice President,
General Counsel and Secretary
Compass Group USA, Inc.
2400 Yorkmont Road
Charlotte, North Carolina 28217
Telephone: (704) 329-4032
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copy To:
Boyd C. Campbell, Jr.
Helms Mulliss & Wicker, PLLC
201 North Tryon Street
Charlotte, North Carolina 28202
Telephone: (704) 343-2030

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$36,401,896	$4,612.12

*	Estimated for purposes of calculating the amount of filing fee only. This calculation is based upon the sum of (i) the purchase of 8,830,140 shares of Creative Host Services, Inc. common stock at a price of $3.40 per share, net in cash, without interest, (ii) the purchase of 535,500 shares of Creative Host Services, Inc. common stock that may be issued upon the exercise of outstanding options to purchase such shares, at a price of $3.40 per share, and (iii) the purchase of 1,340,800 shares of Creative Host Services, Inc. common stock to be issued upon the exercise of outstanding warrants to purchase such shares, at price of $3.40 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and supplemented by Fee Rate Advisory #7 for Fiscal Year 2004, is equal to $126.70 per million of the transaction valuation, or $4,612.12.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,612.12
Form or Registration No:	Schedule TO
Filing Party:	Yorkmont Five, Inc.
Date Filed:	March 23, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 22527P 10 2

1.	Names of Reporting Persons
IRS Identification Nos. of Above Persons

Yorkmont Five, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization California

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 8,626,891
Owned by
Each	9.	Sole Dispositive Power 0
Reporting
Person With	10.	Shared Dispositive Power 8,626,891

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,626,891

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 94.1% (1)

14.	Type of Reporting Person CO

(1)	Based upon 9,169,285 shares of common stock of Creative Host Services, Inc. issued and outstanding as of the close of business on April 8, 2004.

CUSIP No. 22527P 10 2

1.	Names of Reporting Persons
IRS Identification Nos. of Above Persons

Compass Group USA Investments, LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 8,626,891
Owned by
Each	9.	Sole Dispositive Power 0
Reporting
Person With	10.	Shared Dispositive Power 8,626,891

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,626,891

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 94.1% (1)

14.	Type of Reporting Person PN

(1)	Based upon 9,169,285 shares of common stock of Creative Host Services, Inc. issued and outstanding as of the close of business on April 8, 2004.

Amendment No. 3 to Schedule TO and Amendment No. 1 to Schedule 13D

     This statement constitutes Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2004, as amended by Amendment No. 1 filed with the Commission on March 23, 2004, and Amendment No. 2 filed with the Commission on March 26, 2004 (as amended, the “Schedule TO”) by Yorkmont Five, Inc., a California corporation (“Purchaser”) and a wholly owned indirect subsidiary of Compass Group USA Investments, LLP, a Delaware limited liability partnership (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, no par value (the “Shares”), of Creative Host Services, Inc., a California corporation (the “Company”), at a purchase price of $3.40 per Share, net to the seller, in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2004 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Schedule TO, as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This statement also constitutes Amendment No. 1 to the Schedule 13D initially filed with the Commission on March 1, 2004 by Purchaser and Parent.

     Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

Items 1 through 11

     Items 1 through 11 of the Schedule TO, which incorporate by reference to the information contained in the Offer To Purchase, are amended and supplemented by adding the following:

     “The initial offering period, as previously extended, expired at 12:00 Midnight, New York City time, on Thursday April 8, 2004. As of the expiration of the initial offering period, 8,626,891 Shares have been validly tendered in the Offer and not withdrawn, or 94.1% of the all outstanding Shares (including 4,862 Shares that are subject to guaranteed delivery). Purchaser has accepted and will promptly pay for all Shares validly tendered and not properly withdrawn during the initial offering period.

     Purchaser has elected to provide a subsequent offering period for all the remaining untendered Shares that will commence at 9:00 a.m., New York City Time, on Friday April 9, 2004 and will expire at 5:00 p.m., New York City Time, on Wednesday, April 14, 2004 (the “Subsequent Offering Period”). During the Subsequent Offering Period, Purchaser will accept for payment and promptly pay for all validly tendered Shares, as they are tendered, at a price of $3.40 per Share, which is the same price offered for Shares in the initial offering period. Shares tendered during the Subsequent Offering Period may not be withdrawn.

     On April 9, 2004, Parent issued a press release announcing the expiration of the Offer and the commencement of the Subsequent Offering Period. A copy of the press release issued by Parent on April 9, 2004 is filed herewith as Exhibit (a)(1)(J) and is incorporated herein by reference.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

“(a)(1)(J)	Press release issued by Parent on April 9, 2004.”

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YORKMONT FIVE, INC.

By:	/s/ Thomas G. Ondrof

Name:	Thomas G. Ondrof
Title:	President

COMPASS GROUP USA INVESTMENTS, LLP

By:	/s/ Thomas G. Ondrof

Name:	Thomas G. Ondrof
Title:	Authorized Representative

Dated: April 9, 2004

INDEX TO EXHIBITS

EXHIBIT NUMBER	DOCUMENT

(a)(1)(A)	Offer to Purchase dated February 26, 2004.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Joint Press Release issued by Parent and the Company on February 18, 2004.*

(a)(1)(H)	Summary Newspaper Advertisement published February 26, 2004.*

(a)(1)(I)	Press release issued by Parent on March 26, 2004.*

(a)(1)(J)	Press release issued by Parent on April 9, 2004.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of February 18, 2004, among Parent, Purchaser and the Company, together with Amendment No. 1 to Agreement and Plan of Merger dated as of February 24, 2004, among Parent, Purchaser and the Company.*

(d)(2)	Tender and Voting Agreement dated as of February 18, 2004, among Parent, Purchaser and Sayed Ali.*

(d)(3)	Tender Agreement dated as of February 18, 2004, among Parent, Purchaser and J. Stewart Jackson, IV.*

(d)(4)	Stock Option Agreement dated as of February 18, 2004, among Parent, Purchaser and the Company.*

(d)(5)	Mutual Nondisclosure Agreement dated as of December 2, 2003 between Compass Group USA, Inc. and the Company.*

(d)(6)	Employment Agreement dated as of November 1, 2002 between the Company and Sayed Ali, as amended by the Addendum to Employment Agreement, dated as of February 18, 2004, among the Company, Compass Group USA, Inc. and Sayed Ali.*

(d)(7)	Employment Agreement, dated as of February 18, 2004, among the Company, Compass Group USA, Inc. and Tasneem Vakharia.*

(g)	Not applicable.

(h)	Not applicable.

*Previously filed.